

April 8, 2010

By U.S. Mail and facsimile (202) 362-2902

Mr. Michael R. Kallet
President and Chief Executive Officer
Oneida Financial Corp.
182 Main Street
Oneida, New York 13421

> **Re:** **Oneida Financial Corp.**
> **Registration Statement on Form S-1**
> **File No. 333-165458**
> **Filed March 12, 2010**

Dear Mr. Kallet:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1 filed March 12, 2010
General

1. To the extent any of the comments relating to the subscription offering prospectus are applicable to the exchange offer proxy statement/prospectus, please revise that document accordingly.

Summary

2. In the Summary, please include a table that displays the after market performance of recent second step conversions.

How We Determined the Offering Range …, page 7

3. Please advise us exactly what your independent appraiser is estimating. We note the language in this section and the language in the Valuation Report. In the Valuation Report, it appears clear to us that the appraiser has estimated that the market value is $57.1 million. The language in the report with respect to the minimum and maximum is not as clear that those amounts are their opinion as to what the minimum and maximum will be. Please advise.

Reasons for the Conversion, page 5

4. You discuss the potential regulatory uncertainty as one of the reasons for the conversion, including the difference between the Federal Reserve Board's rules regarding the waiver of dividend payments to mutual holding companies and those of the Office of Thrift Supervision. Please explain here and in greater detail elsewhere in the document how the lack of such waiver would effect your minority stockholders.

The Exchange of Existing Shares of Oneida Financial Corp. Common Stock, page 9

5. Reference is made to the table on page 9. We are concerned that the column heading, "Equivalent Value of Shares Based Upon Current Market Price," may cause confusion to some readers. We suggest that you make clear to the reader that the numbers are no more than multiplying the exchange ratio times $8.00 rather than the "current market price" of the current Oneida Financial Corp. Finally, we also suggest that the table be expanded to include a column that displays the pro forma book value per exchanged share.

Risk Factors, page 20
Higher Federal Deposit Insurance Corporation insurance…, page 24

6. As a comparison, please note what your FDIC premiums were in 2008, 2009 and 2010. With respect to the last sentence, please briefly note why the FDIC will significantly increase your expense in 2010 and in future years when the prior paragraph states that the FDIC required you to prepay estimated assessments in the fourth quarter of 2009.

Selected Consolidated Financial and Other Data of Oneida Financial Corp., page 32

7. Please revise your filing to include footnote explanations for the following ratios presented on page 33:

   • The performance ratio of tangible equity to tangible assets (end of period) to disclose how these amounts are determined; and

- The asset quality ratio of nonperforming assets to total assets to disclose that non-accrual trust preferred securities are included within your nonperforming assets as presented on page 81.

Market for Common Stock, page 37

8. Please briefly discuss why you have decided to listed your shares on the NASDAQ Global Market following the second-step conversion rather than remain on the NASDAQ Capital Market.

Business of Oneida Financial Corp. and Oneida Savings Bank, page 68
Lending Activities, page 70

9. Please discuss your policies and procedures regarding your practice of not retaining fixed-rate one- to four-family residential loans. Based on your disclosure of recent borrower preferences for fixed-rate loans and other market forces, please include any potential intentions that you may have to differ from your past practices regarding the type and volume of loans that you originate for resale on the secondary market.

Commercial Business Loans, page 75

10. In addition to your cross reference to "Asset Quality, Delinquencies and Classified Assets," please disclose here that you have made a specific reserve of $570,000 for the $2.2 million impaired relationship.

Asset Quality, Delinquencies and Classified Assets, page 79

11. We note your inclusion of $1.897 million of non-accruing trust preferred securities in total nonperforming assets on page 81. We also note that all of your trust preferred securities totaling $5.9 million are classified as impaired on page 82. Please revise your filing to explain the difference between the non-accruing and impaired trust preferred security classifications and whether there is a difference in accounting for each of these categories of trust preferred securities.

The Oneida Savings Bank Charitable Foundation, page 98

12. Clearly disclose here and elsewhere as appropriate that the charitable foundation will not receive any of your shares or any other portion of the offerings proceeds.

Management, page 111
General

13. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Benefits Plans, page 127

14. We note that you disclose that performance goals established for your annual cash incentives were based on Return on Average Assets, Return on Average Tangible Equity and Net Income Growth Rate and that according to footnote 3 of your Summary Compensation Table on page 123, awards under the Performance Based Compensation Plan were made for fiscal 2009. Please revise your Registration Statement to disclose the targets, trigger values and actual results of these performance goals.

To the extent you believe that disclosure of the performance measures is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance measures and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Transactions with Certain Related Persons, page 136

15. We note your disclosure with regard to loans or extensions of credit to related persons; please revise your Registration Statement to conform this disclosure to the language in Instruction 4(c) of Item 404(a) of Regulation S-K to clarify that the loans are on the same terms as those made to *persons not related to the lender*.

Subscriptions by Directors and Executive Officers, page 139

16. Please revise this section to disclose the number and percentage of shares to be owned by your directors and officers and the minimum and maximum of the offering range.

Financial Statements
Note 2. Investment Securities and Mortgage-Backed Securities, page F-18

17. We note disclosure of your significant assumptions on page F-23 used to estimate the expected cash flows for the trust preferred securities as of December 31, 2009. Considering the significant judgment required to determine if a security is other than

temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. For each of the nine trust preferred securities that you disclose are rated below investment grade at December 31, 2009, please revise your filing to disclose the following information as of the most recent period end: single-issuer or pooled, class, book value, fair value, unrealized gain/loss, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

18.   As a related matter, please specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected for your trust preferred securities as of December 31, 2009:

- Discount rate: tell us and disclose in your filing how you determine the discount rate to use in your calculation.

- Deferrals and defaults:
    a. Please tell us in detail how you develop your estimate of future deferrals and defaults.
    b. Tell us and revise your filing to disclose if you treat actual deferrals the same as defaults.
    c. Tell us and revise your filing to disclose your recovery rate assumption and how you determine it. Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

- Prepayment rate:
    a. Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc).
    b. Tell us and revise your filing to disclose how you determined a 0% prepayment assumption as of December 31, 2009 and explain to us why you believe this is reasonable.

19.   We note disclosure on page F-21 relating to a credit loss coverage measure, which you utilize to indicate whether or not you will receive all of the originally scheduled cash flows for your non-agency collateralized mortgage obligations (CMOs). Please tell us

further the key assumptions/inputs incorporated into this measure, further explain what would be considered sufficient, along with how these inputs are derived. Additionally, please use as an example the two CMOs that are rated below investment grade as of December 31, 2009 for understanding of how you utilized this ratio and how this coverage measure impacted your determination as to whether or not to record other-than-temporary impairment.

Exchange Offer Proxy Statement/Prospectus
What are the Reasons for the Conversion and Related Offering, page 2

20. Include here your disclosure regarding potential regulatory uncertainty as one of the reasons for the conversion and related offering.

Exhibits and Financial Statement Schedules, page II-3

21. Include your Employee Stock Ownership Plan as an exhibit to your Registration Statement.

* * * *

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: Robert Lipsher, Esq.
       Luse Gorman Pomerenk & Schick, P.C.
       5335 Wisconsin Avenue, NW, Suite 780
       Washington, DC 20015